UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Funko, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

361008105

(CUSIP Number)

August 23, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑ Rule 13d-1(b)

☒ Rule 13d-1(c)

❑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361008105	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,187,122 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,187,122 (2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,187,122 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (3)
12	TYPE OF REPORTING PERSON IN

(1)

This Schedule 13G is filed by Paul G. Allen, Vulcan Asset Management LLC (“Vulcan Management”) and Fifth Street Station LLC (“Fifth Street” and, together with Paul G. Allen and Vulcan Management, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Mr. Allen has sole voting and dispositive power over the 1,187,122 shares of Class A common stock (the “Securities”) held of record by Fifth Street. Mr. Allen is not a holder of record of any of the Securities, and disclaims all beneficial ownership in the Securities held by Fifth Street, except to the extent of his pecuniary interest therein.

(3)

Based upon 23,544,571 shares of Class A common stock of Funko, Inc. (the “Company”) outstanding as of August 8, 2018, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2018.

CUSIP No. 361008105	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,175,251 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Vulcan Management owns 99% of Fifth Street, which is the record holder of the Securities. Vulcan Management is not a record holder of the Securities and disclaims all beneficial ownership in the Securities, except to the extent of its pecuniary interest therein. Paul G. Allen is the sole owner of Vulcan Management, and has sole voting and dispositive power over the Securities.

(2)

Based upon 23,544,571 shares of Class A common stock of the Company outstanding as of August 8, 2018, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the SEC on August 10, 2018.

CUSIP No. 361008105	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fifth Street Station LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,187,122 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Fifth Street is the record holder of the Securities. Fifth Street is owned 99% by Vulcan Management. Mr. Allen, who is the sole owner of each of Vulcan Management and the 1% owner of Fifth Street, has sole voting and dispositive power over the Securities. Mr. Allen and Vulcan Management are not the record holders of the Securities and disclaim all beneficial ownership in the Securities, except to the extent of their respective pecuniary interest therein.

(2)

Based upon 23,544,571 shares of Class A common stock of the Company outstanding as of August 8, 2018, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the SEC on August 10, 2018.

CUSIP No. 361008105	13G	Page 5 of 8 Pages

Item 1(a)	Name of Issuer:

Funko, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2802 Wetmore Avenue, Everett, WA 98201

Item 2(a)	Name of Person Filing:

(i)	Paul G. Allen;

(ii)	Vulcan Asset Management LLC (“Vulcan Management”);

(iii)	Fifth Street Station LLC (“Fifth Street”).

The foregoing persons hereinafter sometimes collectively are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit 99.1 hereto.

Item 2(b)	Address of Principal Business Office or, If None, Residence:

(i)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(ii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(iii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

Item 2(c)	Citizenship:

(i)	U.S.

(ii)	Delaware

(iii)	Delaware

Item 2(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number:

361008105

CUSIP No. 361008105	13G	Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ❑ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ❑ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ❑ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ❑ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ❑ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ❑ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ❑ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ❑ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ❑ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ❑ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ❑ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____________

Not applicable.

Item 4.	Ownership

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class*
Paul G. Allen	1,187,122	0	1,187,122	0	1,187,122	5.1%
Vulcan Management	0	0	0	0	1,175,251	5.0%
Fifth Street	0	0	0	0	1,187,122	5.1%

Paul G. Allen, who is the sole owner of each of Vulcan Management, the 99% holder of Fifth Street, and the 1% holder of Fifth Street, has sole voting and dispositive power over the 1,187,1225 shares of Class A common stock (the “Securities”), held of record by Fifth Street. Mr. Allen and Vulcan Management disclaim all beneficial ownership in the Securities held by Fifth Street, except to the extent of their respective pecuniary interest therein.

*    Based upon 23,544,571 shares of Class A common stock of the Company outstanding as of August 8, 2018, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the SEC on August 10, 2018.

CUSIP No. 361008105	13G	Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

EXHIBIT INDEX

Exhibit	Title

99.1	Joint Filing Agreement dated September 4, 2018 among the Reporting Persons

99.2	Power of Attorney

CUSIP No. 361008105	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2018	PAUL G. ALLEN

	By:	/s/ David R. Stewart
	Name:	David R. Stewart
	Title:	Attorney-in-fact for Paul G. Allen

Dated: September 4, 2018	VULCAN ASSET MANAGEMENT LLC

	By:	/s/ David R. Stewart
	Name:	David R. Stewart
	Title:	Manager

Dated: September 4, 2018	FIFTH STREET STATION LLC

	By:	/s/ David R. Stewart
	Name:	David R. Stewart
	Title:	Vice President